Exhibit 99.1

Top Financial Group Limited

Reports Financial Year Results Ended March 31, 2022

Hong Kong China, August 17, 2022 (GLOBE NEWSWIRE) -- TOP Financial Group Limited (the "Company") (NASDAQ: TOP), a fast-growing online brokerage firm located in Hong Kong specializing in the trading of local and foreign equities, futures, options products and other financial services, today reported its financial results for the fiscal year ended March 31, 2022.

Fiscal year 2022 highlights:

-	Revenues generated from provision of trading solution services to 9 customers was approximately $3.3 million for the year ended March 31, 2022. The Company commenced trading solution services in May 2021.

-	Other service revenues increased from $277,937 in the year ended March 31, 2021 to $280,677 in the year ended March 31, 2022.

-	Total revenues decreased by approximately $9.1 million, or 53.7%, to $7.8 million for the year ended March 31, 2022 from $16.9 million for the year ended March 31, 2021. The decrease was mainly due to the volatility of the futures market and our customers reduced risk tolerance, which negatively impacted the futures contract volume on our platform.

-	Net margin increased 15.3 percentage points to 44.9% for the year ended March 31, 2022, from 29.6% for the fiscal year ended March 31, 2021.

	For fiscal years ended March 31
($ millions, except per share data, differences due to rounding)	2022	2021	% Change
Total revenues	$7.8	$16.9	(53.8)%
Total expenses	$4.2	$11.8	(64.4)%
Income before income taxes	$3.6	$5.1	(29.4)%
Net income	$3.5	$5.0	(30.0)%
Net margin	44.9%	29.6%	15.3 percentage points
Earnings per share – Basic and Diluted	$0.12	$0.17	(29.4)%

Mr. Ka Fai Yuen, chief executive officer commented: “The past few years have been quite challenging as factors such as economic and political conditions, market conditions, clients’ risk appetite have led to an overall decrease in futures trading activities that impacted our fiscal quarters ended December 31, 2019 and March 31 2020. The trading activities did recover and remain moderately stable from the fiscal quarter ended on June 30, 2020 to the fiscal quarter ended March 31, 2021. However, travel restrictions in Hong Kong from time to time and the economic and financial impact brought about by the COVID-19 pandemic had caused a decrease in our customers’ disposable income and in their willingness to trade and make investments, and therefore had negatively affected our results of operation during the latest fiscal quarters.”

“However we have also achieved substantial business growth since the launch of our operation of online brokerage services. As of March 31, 2022, we had 292 total registered customer accounts, growing from 247 accounts as of March 31, 2021. We intend to leverage our competitive strengths to continue providing our clients with fast and reliable access to the financial market through our personalized client services and efficient organizational structure. In particular, we plan to expand our services offering and continue integrating value-added services, including contract for difference products and services and asset management services in the next fiscal quarters and we are confident that the Company is able to deliver promising financial performance and create sustainable value for our stakeholders.”

Ms. Yung Yung Lo, chief financial officer commented: “We maintained a strong balance sheet with cash and cash equivalents of $6.2 million as of March 31, 2022, compared to $4.9 million at same time of 2021. During the reporting period, we commenced trading solution services that generated more than $3 million. The Company also managed to enhance net margin by more than 15 percentage points for the financial year ended March 31, 2022. We believe that we are turning the corner and are cautiously optimistic about the following fiscal quarters.”

Financial Results for Fiscal Year ended March 31, 2022

The following table sets forth a summary of our consolidated results of operations for the periods presented:

Revenues

Our revenues consist of commissions, trading solution services and other service revenues, trading gains, interest income and others. Total revenues decreased by 53.7%, to $7.8 million for the year ended March 31, 2022 from $16.9 million for the year ended March 31, 2021. The decrease was mainly driven by a decrease of $11.8 million in futures brokerage commission, net off against new revenues streams from trading solution services and structure note subscriber services that contributed a total revenue of $3.3 million.

The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the Years Ended March 31,
	2022		2021		2020
($ millions, differences due to rounding)	US$	%	US$	%	US$	%
Revenues:
Futures brokerage commissions	4.3	55.1	16.1	95.1	16.2	98.1
Trading solution services fees	3.3	42.3	-	0.0	-	0.0
Structure note subscription fees	0.7	9.0	0.1	0.5	-
Other service revenues	0.3	3. 8	0.2	1.6	0.2	1.4
Trading (losses) gains	(0.8)	(10.2)	0.4	2.3	-	0.1
Interest income and others	-	0.0	0.1	0.5	0.1	0.4
Total revenues	7.8	100.0	16.9	100.0	16.5	100.0

Futures brokerage commissions

Commissions from futures broking make up for most of our revenues, at 55.1%,  95.1% and 98.1% of the total revenues for the years ended March 31, 2022, 2021 and 2020, respectively.

Futures brokerage commissions decreased by 73.3% from $16.1 million in the year ended March 31, 2021 to $4.3 million in the year ended March 31, 2022, primarily due to the volatility of the futures market and our customers reduced risk tolerance, which negatively impacted the futures contract volume on our platform. Trading volume of futures contracts decreased from 9.61 million of futures contracts in the year ended March 31, 2021 to 2.64 million of futures contracts in the year ended March 31, 2022. The average commission rate over trading volumes in the year ended March 31, 2022 and 2021 kept relatively stable at $1.62 and $1.67 per contract, respectively.

Trading solution services fees

The Company commenced trading solution services to customers since May 2021. For the year ended March 31, 2022, the Company generated revenues of $3.3 million from provision of trading solution services to 9 customers.

Other service revenues

Other service revenues kept stable at US$0.3 million in the year ended March 31, 2022, as compared with US$0.3 million in the year ended March 31, 2021.

Trading (losses) gains

The Company had trading gains of $0.4 million in the year ended March 31, 2021 as compared to trading losses of $0.8 million in the year ended March 31, 2022, which was mainly driven by the market condition of the US stock market.

Interest income and others

Interest income and others decreased from $77,252 in the year ended March 31, 2021 to $3,535 in the year ended March 31, 2022. The decrease was attributable to the decrease in bank interest income.

Expenses

Expenses decreased by $7.6 million or approximately 64.4%, to 4.2 million for the year ended March 31, 2022 from $11.8 million for the year ended March 31, 2021. The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

Commission expenses

Commission expenses decreased by 73.4% to $2.7 million in the year ended March 31, 2022 from $10.3 million in the year ended March 31, 2021. The decrease in commission expenses was in line with the decrease of commission income resulting from decrease of futures contract volume on our platform.

Compensation and benefits

Our largest expense other than commission expenses was compensation and benefits. Compensation and benefits decreased by 18.6% from $0.7 million in the year ended March 31, 2021 to $0.6 million in the year ended March 31, 2022, which was mainly caused by resignation of a responsible officer.

Communications and technology

Communications and technology expenses increased by 113.5% from $0.2 million in the year ended March 31, 2022 to $0.4 million in the year ended March 31, 2022. The increase in communications and technology expenses was caused by technology expenses of $0.2 million to support trading solution services provided to our customers, which commenced since May 2021.

Occupancy

Occupancy expenses decreased slightly by 2.4% and kept at $0.13 million in the years ended March 31, 2022 and 2021.

Income before income taxes

We had an income before income taxes of $3.6 million and $5.1 million in the years ended March 31, 2022 and 2021, respectively. Our operating margin was 45.8% and 30.3% in the year ended March 31, 2022 and 2021, respectively.

Income tax expense

We are subject to Hong Kong profits tax and under Hong Kong tax laws; Our income tax expense increased from $0.07 million in the year ended March 31, 2021 to $0.09 million in the year ended March 31, 2022, which was primarily due to the increase of the onshore profit generated by Zhong Yang Securities Ltd., a company with limited liability under the laws of Hong Kong, in the year ended March 31, 2022.

Net income

As a result of the foregoing, our net income decreased by 30.8% from $5.0 million in the year ended March 31, 2021 to $3.5 million in the year ended March 31, 2022.

Total cash and cash equivalents

The Company had cash and equivalents of $6.2 million as of March 31, 2022 as compared to $4.9 million as of March 31, 2021.

Recent developments

On June 03, 2022, Univest Securities, LLC (“Univest”) announced the closing of the initial public offering (the “Offering”) for its client Zhong Yang Financial Group Limited (the “Company”, Nasdaq: TOP). The Company received aggregate gross proceeds of US$25 million of 5,000,000 ordinary shares (the "Ordinary Shares") at a public offering price of US$5.00 per share from this Offering, before deducting underwriting discounts and offering expenses. The Offering closed on June 3, 2022 and the Ordinary Shares began trading on June 1, 2022 on The Nasdaq Capital Market under the ticker symbol "TOP".

On July 22, 2022, the Company announced that on July 13, 2022, the shareholders of the Company approved an amendment to the Company’s certificate of incorporation to change the Company’s name from Zhong Yang Financial Group Limited to “TOP Financial Group Limited.”

About TOP Financial Group Limited

Founded in Hong Kong, the Company, through its operating subsidiaries, operates online brokerage platforms specializing in the trading of local and foreign equities, futures, and options products.

The trading platforms, which the operating subsidiaries license from third parties enable its investors to trade on renowned stock and futures exchanges around the world, including the Chicago Mercantile Exchange (“CME”), Hong Kong Futures Exchange (“HKFE”), The New York Mercantile Exchange (“NYMEX”), The Chicago Board of Trade (“CBOT”), The Commodity Exchange (“COMEX”), Eurex Exchange (“EUREX”), ICE Clear Europe Limited (“ICEU”), Singapore Exchange (“SGX”), Australia Securities Exchange (“ASX”), Bursa Malaysia Derivatives Berhad (“BMD”), and Osaka Exchange (OSE). The operating subsidiaries are licensed with the Securities and Futures Commission of Hong Kong ("HKSFC”) to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts) regulated activities, and are licensed with the HKSFC to carry out type 4 (advising on securities), type 5 (advising on futures contracts), and type 9 (asset management) regulated activities in Hong Kong. For more information, please visit http://www.zyfgl.com/.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department
Email: IR@zyzq.com.hk

Investor Relations:

EverGreen Consulting Inc.

Ms. Janice Wang, Managing Partner

Email: IR@changqingconsulting.com

Phone: +1 470-940-3308 (from U.S.)

+86 13811768559 (from China)

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31,
	2022	2021
Assets
Cash and cash equivalents	$6,199,213	$4,858,052
Restricted cash	1,757,546	1,977,424
Receivables from broker-dealers and clearing organizations	2,360,157	2,571,080
Receivables from customers	1,230,542	137,912
Securities owned, at fair value	1,288,747	481,897
Fixed assets, net	421,285	18,241
Intangible asset, net	63,837	64,312
Right of use assets	242,665	-
Income tax recoverable	20,292	-
Other assets	296,532	155,645
Total assets	$13,880,816	$10,264,563

Liabilities and shareholders’ equity
Payable to customers	$3,210,113	$3,262,724
Payable to customers – related parties	99,423	-
Income tax payable	-	129,324
Accrued expenses and other liabilities	131,317	118,328
Lease liabilities	244,861	-
Total liabilities	3,685,714	3,510,376

Commitments and contingencies

Shareholders’ Equity

Ordinary share (par value $0.001per share, 150,000,000 shares authorized; 30,000,000 shares issued and outstanding at March 31, 2022 and 2021)*	30,000	30,000
Additional paid-in capital	2,934,595	2,934,595
Retained earnings	7,264,531	3,773,226
Accumulated other comprehensive (loss) income	(34,024)	16,366
Total shareholders’ equity	10,195,102	6,754,187

Total liabilities and shareholders’ equity	$13,880,816	$10,264,563

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Statements of Income and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2022	2021	2020

Revenues
Futures brokerage commissions	$4,287,038	$16,085,815	$16,179,198
Trading solution service revenues	3,309,288	-	-
Structure note subscription fees	734,317	78,311	-
Other service revenues	280,677	277,937	226,599
Trading (losses) gains	(794,460)	387,057	22,124
Interest income and other	3,535	77,252	72,304
Total revenues	7,820,395	16,906,372	16,500,225

Expenses
Commission expenses	2,728,389	10,263,351	12,473,805
Compensation and benefits	562,297	690,867	657,473
Communications and technology	428,445	200,715	417,496
Occupancy	129,064	132,220	133,344
Travel and business development	53,337	16,880	52,167
Professional fees	271,477	382,827	55,946
Other administrative expenses	67,434	104,077	112,475
Total expenses	4,240,443	11,790,937	13,902,706

Income before income taxes	3,579,952	5,115,435	2,597,519
Income tax expense	88,647	70,765	58,443
Net income	3,491,305	5,044,670	2,539,076

Other comprehensive (loss) income
Total foreign currency translation adjustment	(50,390)	(20,245)	72,884
Total comprehensive income	$3,440,915	$5,024,425	$2,611,960

Earnings per share:
Basic and diluted*	$0.12	$0.17	$0.08

Dividend per share
Basic and diluted*	$0.00	$0.16	$0.02

Weighted average number of ordinary shares outstanding:
Basic and Diluted*	30,000,000	30,000,000	30,000,000

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Years Ended March 31,
	2022	2021	2020
Cash flows from operating activities:
Net income	$3,491,305	$5,044,670	$2,539,076
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	10,778	13,288	17,865
Amortization of right of use assets	53,799	-	-
Change in operating assets and liabilities:
Receivables from customers	(1,092,804)	-	-
Receivables from broker-dealers and clearing organizations	193,103	2,429,830	(1,183,953)
Securities owned, at fair value	(812,063)	(347,112)	(133,657)
Other assets	(143,229)	35,826	4,300
Payable to customers	(6,636)	(2,872,467)	(1,930,352)
Payables to customers – related party	78,006
Accrued expenses and other liabilities	13,830	(40,655)	(7,640)
Income tax recoverable and payable	(149,579)	70,388	(243,988)
Lease liabilities	(51,589)	-	-
Net cash provided by/(used in) operating activities	1,584,921	4,333,768	(938,349)

Cash flows from investing activities:
Purchases of fixed assets	(413,890)	(16,278)	-
Net cash used in investing activities	(413,890)	(16,278)	-

Cash flows from financing activities:
Payment of dividends	-	(5,202,494)	-
Amount due from a related party	-	2,876,244	(581,954)
Net cash used in financing activities	-	(2,326,250)	(581,954)

Net increase (decrease) in cash, cash equivalents and restricted cash	1,171,031	1,991,240	(1,520,303)
Cash, cash equivalents and restricted cash, beginning of year	6,835,476	4,864,497	6,309,936
Effect of exchange rates on cash, cash equivalents and restricted cash	(49,748)	(20,261)	74,864
Cash, cash equivalents and restricted cash, end of year	$7,956,759	$6,835,476	$4,864,497

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$6,199,213	$4,858,052	$3,640,353
Restricted cash	1,757,546	1,977,424	1,224,144
Total cash, cash equivalents, and restricted cash	$7,956,759	$6,835,476	$4,864,497

Non-cash operating, investing and financing activities
Dividends made through reduction in amount due from a related party	$-	$-	$191,897
Right of use assets obtained in exchange for operating lease obligations	$298,178	$-	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$7,710	$2,164
Cash paid for taxes, net of refunds	$103,324	$-	$304,207